Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI OTCQX ticker symbol: KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. OPERATIONS UPDATE AND INITIAL FLOW RATES BARNES 7-4H & 7-5H WELLS

Thousand Oaks, CALIFORNIA, October 10, 2023 – Kolibri Global Energy Inc. (the “Company” or “KEI”) (TSX: KEI, OTCQX: KGEIF) is pleased to provide an operations update for its Tishomingo field in Oklahoma.

Initial Flow Rates

The Barnes 7-4H and 7-5H wells, which were drilled and completed in the Lower Caney Formation are still flowing back fracture stimulation fluid. Over the last seven days the Barnes 7-4H well has averaged 686 Barrels of oil equivalent per day (“BOEPD”) (534 barrels of oil per day (“BOPD”)) and the Barnes 7-5H well has averaged 624 BOEPD (472 BOPD). These two wells are producing at higher rates than the Barnes 8-1H and 8-2H Caney wells did at this stage. These wells are the second group of down-spaced wells in the Caney and were drilled at a 6-well per section spacing pattern, just like the Caney Barnes 8-1H and 8-2H wells.

Drilling and Completion Operations

The Company has finished drilling the Emery 17-3H and 17-4H wells and is currently drilling the Emery 17-5H. The Emery 17-3H and 17-5H are Lower Caney formation wells, while the Emery 17-4H is a T-Zone well. Completion operations for all three wells are expected to begin in the first week of November.

Wolf Regener, President and CEO commented, “We are excited that the two new Lower Caney Barnes 7-4H and Barnes 7-5H wells are performing so well, and we are looking forward to bringing on the Emery 17-3H, 17-4H, and 17-5H wells to increase our production further and to demonstrate the repeatability of production from the T-zone. If achieved, another economic T-zone well will hopefully lead to increased reserves in our year end reserve report.

We anticipate spudding the next set of wells sometime in December for production in early 2024.”

Field Update

The gathering system issues (reported in the Company’s press release dated September 6, 2023) have been mainly resolved. The Company has requested some additional optimization of the gathering system as it is still having a minor impact on the Company’s production.

Guidance Update

The Company is updating its annual forecasted guidance as follows:

	Revised 2023 Forecast	% Increase from Fiscal Year 2022

Exit rate production	5,000 to 6,000 boepd	25% to 50%
Average production	3,100 to 3,400 boepd	89% to 107%
Revenue(1)	US$57 million to US$62 million	52% to 65%
Adjusted EBITDA(2)	US$45 million to US$50 million	79% to 99%

(1)	Assumptions include on forecasted pricing from September 2023 through December 2023 of WTI US $80/bbl, $3 Henry Hub and NGL pricing of $32/boe and includes the impact of the Company’s existing hedges.
(2)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this news release

The increased exit rate forecast is due to the additional eighth well that wasn’t included in the Company’s original forecast, in addition to some of the wells starting production later than originally planned.

The average production, revenue and Adjusted EBITDA guidance shows significant growth from 2022 even though this guidance has been revised lower from the Company’s initial guidance due to a few factors. The main factor is timing, as new wells started producing later than originally forecasted. Since we added an additional well to our original planned drilling program the timing of the production from the Emery 3 well pad was pushed back. In addition, the field gathering system issues discussed above impacted production, and the upper Caney well that the Company tested came in below the Company’s expected production range.

The Company expects annual capital expenditures to be in the range of US$51 million to US$56 million and net debt to be US$24 million to US$26 million. This guidance is being revised higher due to the extra well the Company added to the original drilling program and because the Company is planning to start the drilling of a ninth well at the end of the year that will be part of a new 3 well pad that we expect to start producing in early 2024. The Company continues to anticipate that its Debt to Adjusted EBITDA ratio will be less than 1 times at the end of 2023.

NASDAQ TRADING

The Company is still expecting to begin trading on the Nasdaq Stock Market on Wednesday, October 11th, 2023 under the symbol “KGEI”. The Company will be dual listed as its shares will also continue to be listed on the TSX under the symbol of “KEI”.

NON-GAAP MEASURES

Adjusted EBITDA is not a measure recognized under Canadian generally accepted accounting principles (“GAAP”) and does not have any standardized meaning prescribed by IFRS. Management of the Company believes that Adjusted EBITDA is relevant for evaluating returns on the Company’s project as well as the performance of the enterprise as a whole. Adjusted EBITDA may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures as reported by such organizations. Adjusted EBITDA should not be construed as an alternative to net income, cash flows related to operating activities, working capital or other financial measures determined in accordance with IFRS, as an indicator of the Company’s performance.

An explanation of how Adjusted EBITDA provides useful information to an investor and the purposes for which the Company’s management uses Adjusted EBITDA is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedar.com and is incorporated by reference into this news release.

Adjusted EBITDA is calculated as net income before interest, taxes, depletion and depreciation and other non-cash and non-operating gains and losses. The Company considers this a key measure as it demonstrates its ability to generate cash from operations necessary for future growth excluding non-cash items, gains and losses that are not part of the normal operations of the Company and financing costs. The following is the reconciliation of the non-GAAP measure Adjusted EBITDA:

(US $000)	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Net income	4,268	7,007	12,164	4,551
Depletion and depreciation	3,375	2,087	7,713	3,226
Accretion	44	6	89	12
Interest expense	375	212	860	437
Unrealized (gain) loss on commodity contracts	(777)	(746)	(2,167)	3,040
Share based compensation	356	32	374	157
Interest income	-	(1)	-	(3)
Other income	-	(28)	(1)	(29)
Foreign currency loss (gain)	5	3	10	(7)

Adjusted EBITDA	7,646	8,572	19,042	11,384

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil, gas, and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQX under the stock symbol KGEIF.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com

Cautionary Statements

In this news release and the Company’s other public disclosure: The references to barrels of oil equivalent (“Boes”) reflect natural gas, natural gas liquids and oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

Readers should be aware that references to initial production rates and other short-term production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery. Readers are referred to the full description of the results of the Company’s December 31, 2022 independent reserves evaluation and other oil and gas information contained in its Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2022, which the Company filed on SEDAR on March 13, 2023.

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development, including the drilling of a ninth well and the timing thereof, projected exit rate and average production, revenue and Adjusted EBITDA for 2023 and projected total capital expenditures, net debt and debt to Adjusted EBITDA ratio for 2023 and the listing of the Company’s common shares on NASDAQ. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including forecasted pricing from September 2023 through December 2023 of WTI US $80/bbl, $3 Henry Hub and NGL pricing of $32/boe, that the Company’s shares will begin trading on NASDAQ when expected, that that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the gathering system issues will be resolved, that the Company will continue to be able to access sufficient capital through cash flow, debt, financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment, labor or materials are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the gathering system operator doesn’t get the issues resolved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more leases and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Caution Regarding Future-Oriented Financial Information and Financial Outlook

This news release may contain information deemed to be “future-oriented financial information” or a “financial outlook” (collectively, “FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above under “Caution Regarding Forward-Looking Information”. The actual results of operations of the Company and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this news release was made as of the date of this news release and the Company disclaims any intention or obligations to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.